Exhibit 99.1

Lithium Americas Announces NDRC Approval for Transaction with Ganfeng Lithium

June 23, 2020 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") is pleased to announce that it has been advised by Ganfeng Lithium Co., Ltd. (together with its subsidiaries, “Ganfeng Lithium”) that Ganfeng Lithium has received regulatory approval from the National Development and Reform Commission ("NDRC") of the People’s Republic of China (“PRC”) in respect to the transaction announced on February 7, 2020 (the “Transaction”).

The remaining PRC regulatory approvals, including approval from the Ministry of Commerce ("MOFCOM") and the State Administration of Foreign Exchange ("SAFE"), are pending.

As previously disclosed, Ganfeng Lithium has agreed to subscribe for new shares of Minera Exar S.A. (“Minera Exar”) for cash consideration of US$16 million increasing its interest from 50% to 51%, with Lithium Americas owning the remaining 49%. Minera Exar owns 100% of the Caucharí-Olaroz lithium project (“Caucharí-Olaroz”) currently under construction in Jujuy, Argentina. In addition, Lithium Americas will receive US$40 million in cash from the proceeds of non-interest-bearing loans from Ganfeng Lithium. For further information on the Transaction, please see the news release dated February 7, 2020.

Following the restart of construction activities at Caucharí-Olaroz in April 2020, the Company is continuing to assess the impact of COVID-19 restrictions and safety procedures on the construction schedule and anticipates construction to be complete by mid-2021. The Company expects to provide a further update with Q2 2020 results and reaffirms that an increase in capital costs as a result of COVID-19’s impact on the construction schedule is expected to be minimal and within the existing contingency.

About Lithium Americas:

Lithium Americas is advancing Caucharí-Olaroz under construction in Jujuy, Argentina and the Thacker Pass lithium project under development in Nevada, USA. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: development of the Caucharí-Olaroz and Thacker Pass projects, including timing and budget, completion of construction activities, anticipated productions, and results thereof; the Company’s response to the COVID-19 outbreak, the potential impact to the construction and DFS schedules, and the expected timing for updates on its impact on such schedules; discussions with vendors and freight forwarders, and results thereof; the expected benefits from, and approvals related thereto, of the

February 2020 Ganfeng investment agreement; capital expenditures and programs; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; exploration of financing options and a potential joint venture partner for Thacker Pass; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz project, which is held and operated through the Company’s joint venture with Ganfeng; successful operations of the Ganfeng co-ownership structure; ability to produce high quality battery grade lithium carbonate; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company’s engineering, design permitting program at the Thacker Pass project, including that the Company meets deadlines set forth herein and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, timing, results and completion of the Thacker Pass feasibility study; funding of project permitting and DFS costs for the Thacker Pass project; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz project; ability to achieve capital cost efficiencies; and stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, forecasted demand for lithium products, including pricing thereof, the Company’s ability to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project into production, including results therefrom and timing thereof, the impacts of COVID-19 globally and in the jurisdictions in which we operate, and on the availability and movement of personnel, supplies and equipment, timing of regulatory approvals and permits, and on third parties we are in a contractual relationship with regarding the preparation of the DFS and with respect to construction activities at the Caucharí-Olaroz project, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, reliability of technical data, accuracy of current budget and construction estimates, that pending patents will be approved, ability to achieve commercial production, general economic conditions, maintenance of a positive business relationship with Ganfeng, timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities, the Company position in a competitive environment, and a stable and supportive legislative, regulatory and community environment.

Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.